SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EMPIRE STATE REALTY OP, L.P.

(Name of Subject Company)

EMPIRE STATE REALTY OP, L.P.

(Name of Person(s) Filing Statement)

Series ES Operating Partnership Units

(Title of Class of Securities)

292102100

(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

Empire State Realty Trust, Inc.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

(212) 850-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Larry P. Medvinsky, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Tel: (212) 878-8000

Fax: (212) 878-8375

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) The name of the subject company is Empire State Realty OP, L.P., a Delaware limited partnership (“ESRO”). The address and telephone number of ESRO’s principal offices are One Grand Central Place, 60 East 42nd Street, New York, New York 10165 and (212) 687-8700.

(b) The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is ESRO’s Series ES Operating Partnership Units (the “Units”). As of the date of this Schedule 14D-9, there are 46,134,135 Units outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address of the Person Filing this Statement

The filing person’s name, business address and business telephone number are set forth in Item 1(a) above. The filing person is the subject company.

(b) Offer to Purchase by the Offerors.

This Schedule 14D-9 relates to the offer (the “Offer”) by MacKenzie BP Fund, LP, MacKenzie BP Fund 2, LP, MacKenzie Camac Fund, LP, MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Income Fund 27, LLC, MPF Blue Ridge Fund I, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 10, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, MPF Opportunity Fund, LP, MPF DeWaay Fund 3, LLC, MPF Special Fund 8, LLC, MPF Special Fund 9, LLC, MPF Special Fund 10, LLC, MPF Blue Ridge Fund II, LLC, MacKenzie Blue Ridge Fund III, LLC, MPF DeWaay Fund 6, LLC, MacKenzie Flagship Fund 15, LLC, MPF Flagship Fund 11, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Senior Note Program II, LP, MacKenzie Northwest Fund, LP, which are affiliated with MacKenzie Capital Management, LP (collectively, the “Offerors”), to purchase up to 2,350,000 Units at a purchase price equal to $13.00 per Unit in cash (the “Offer Consideration”). The Offer is on the terms and subject to the conditions set forth in the Offerors’ offer to purchase, dated April 25, 2014, and in the related letter of transmittal (collectively, the “Offer to Purchase”).

MacKenzie Capital Management, LP, which is an affiliate of the Offerors, is not affiliated with ESRO, its general partner Empire State Realty Trust, Inc. (“ESRT”), or any of their affiliates.

The Offer to Purchase is disclosed in a Tender Offer Statement on Schedule TO, dated April 25, 2014 (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (“SEC”). The Schedule TO states that the address and telephone number of the Offerors’ principal executive offices are 1640 School Street, Moraga, California 94556 and (925) 631-9100. All information contained in this Schedule 14D-9 concerning the Offerors or their affiliates, or actions or events with respect to any of them, was obtained from, and is based solely upon, reports filed by the Offerors with the SEC, including, without limitation, the Schedule TO and ESRO takes no responsibility for such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

ESRO is a Delaware limited partnership, whose general partner is ESRT, a Maryland corporation which qualifies as a real estate investment trust for federal income tax purposes and whose Class A common stock is listed on the New York Stock Exchange Inc. (NYSE: ESRT). ESRO has no directors or officers, and ESRT and its directors and officers conduct the management and administration of the business of ESRO.

Except as described in this Schedule 14D-9 and except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Securities Ownership of Certain Beneficial Owners and Management,” “Compensation of Directors and Executive Officers,” “Board Report on Executive Compensation,” and “Certain Relationships and Related Transactions” in ESRT’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 25, 2014 and incorporated herein by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings, or actual or potential conflicts of interest, between (1) ESRO or its affiliates, on the one hand, and (2) ESRO or the Offerors or their respective executive officers, directors or affiliates, on the other. ESRT’s Definitive Proxy Statement on Schedule 14A was previously delivered to all ESRT stockholders and is available for free on the SEC’s web site at www.sec.gov.

Each of Anthony E. Malkin, the Chairman, Chief Executive Officer and President of ESRT, Thomas P. Durels, an Executive Vice President and Chief of Property Operations and Leasing of ESRT, and Thomas N. Keltner, Jr. an Executive Vice President, General Counsel and Secretary of ESRT, owns Units on behalf of himself or members of his family. None of such officers intend to tender to the Offerors any of the Units owned by him or over which he has dispositive power.

From December 2012 to August 2013, affiliates of MacKenzie Capital Management, LP conducted three tender offers to purchase interests held by unitholders at that time in Empire State Building Associates L.L.C. (“ESBA”). From December 2012 to August 2013, affiliates of MacKenzie Capital Management, LP conducted two tender offers to purchase interests held by unitholders at that time in 60 East 42nd St. Associates L.L.C. (“60 East”). From December 2012 to August 2013, affiliates of MacKenzie Capital Management, LP conducted two tender offers to purchase interests held by unitholders at that time in 250 West 57th St. Associates L.L.C. (“250 West”). ESRO acquired the assets of ESBA, 60 East and 250 West in connection with the consolidation transaction and ESRT’s initial public offering which were completed on October 7, 2013. Affiliates of MacKenzie Capital Management, LP purchased such interests at significant discounts to the initial public offering price of ESRT’s Class A common stock and the intitial trading price of units in Series ES, 60 and 250.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

ESRO RECOMMENDS AGAINST TENDERING UNITS TO THE OFFERORS IN THE OFFER.

ESRO acknowledges that each Unitholder must evaluate for himself, herself or itself whether to tender Units to the Offerors pursuant to the Offer and that an individual Unitholder must make a final determination as to whether to tender based on, among other things, the individual Unitholder’s circumstances which may differ from the circumstances of other Unitholders.

(b) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, ESRO (1) consulted with its financial and legal advisors; (2) reviewed the terms and conditions of the Offer; and (3) considered other information relating to ESRO’s historical financial performance, the performance of its portfolio of properties and its distribution policy.

The reasons for ESRO’s recommendation include:

•	ESRO believes that the Offer Price represents an opportunistic attempt by the Offerors to purchase Units at a below market price and make a profit and, as a result, deprive the Unitholders who tender Units of the potential opportunity to realize the long-term value of their investment in ESRO. The Offer Consideration of $13.00 per Unit is less than the recent range of the trading prices of the Units on the NYSE Arca exchange (such trading price was $14.00 as of May 2, 2014). However, no assurance can be given regarding future prices of either the Units or ESRT Class A common stock, which could decline to a price per unit/share below the Offer Consideration.

•	Contrary to assertions in Offerors’ Schedule TO that lock-up restrictions prevent Unitholders from selling their Units until October 1, 2014, each Unitholder has had the ability since March 31, 2014 to sell at least 50% of his/her/its Units, including via sale on the NYSE Arca exchange. A Unitholder with multiple classes of securities in ESRT and/or ESRO could sell more than 50% of his/her/its Units if he/she/it was disproportionately allocated Units as part of the lock-up relief which is computed as 50% of the aggregate securities in all classes received by him/her in the ESRT formation transactions.

•	By accepting the Offer Consideration of $13.00 per Unit, Unitholders would be foregoing potential market appreciation with respect to the Units. Since the Units began trading at $13.00 on October 2, 2014, their price has increased to $14.00 as of May 2, 2014. Unitholders would also be foregoing potential future dividend income. In addition, Unitholders would be foregoing potential market appreciation of the value of ESRT Class A common stock, because, beginning October 7, 2014, Unitholders will be able to exchange their Units for cash based on the value of ESRT Class A common stock, or at the discretion of ESRT, shares of ESRT Class A common stock, on a one-for-one basis. Shares of ESRT Class A common stock are listed on the NYSE and are trading at higher prices ($15.57 as of May 2, 2014) than the Offer Consideration of $13.00 per Unit. However, no assurance can be given regarding future price of either the Units or ESRT Class A common stock, which could decline to a price per share below the Offer Consideration.

•	ESRO currently intends to engage in an issuer exchange offer to all holders of ESRO’s Operating Partnership Units to exchange their common units for a new preferred unit which will bear a higher current dividend rate than the current distribution rate of the Units. See Item 7. Purposes of the Transaction and Plans or Proposals.

•	By tendering Units for sale, a Unitholder will recognize a taxable gain or loss equal to the difference between (i) the amount realized by such Unitholder on such sale and (ii) such Unitholder’s adjusted tax basis in the Units sold. The amount realized by a Unitholder will include the Unitholder’s share of ESRO’s liabilities, if any (as determined under section 752 of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder). The adjusted tax basis of a Unitholder’s Units will depend upon individual circumstances. If the Unitholder reports a loss on the sale, such loss generally would be treated as a capital loss, which cannot be currently deducted by such Unitholder except against such Unitholder’s capital gains from other investments. If any portion of the amount realized by a Unit holder is attributable to such Unitholder’s share of “unrealized receivables” or “inventory items” as defined in Code section 751, a corresponding portion of such Unitholder’s gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unitholder’s recognizing ordinary income with respect to the portion of the Unitholder’s amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit. Certain tax-exempt Unitholders may be required to recognize unrelated business taxable income upon the sale of their Units pursuant to the Offer. Each Unitholder who plans to tender pursuant to the Offer should consult with the Unitholder’s tax advisor as to the Unitholder’s adjusted tax basis in the Units and the resulting tax consequences of a sale.

•	The Offerors state that they intend to fund payment for the Units in the aggregate amount of $30,550,000 (assuming a tender of all 2,350,000 Units sought). When combined with their offer to purchase 350,000 Series 250 Operating Partnership Units at an aggregate purchase price of $4,550,000 (assuming a tender of all 350,000 Series 250 Operating Partnership Units sought) and 650,000 Series 60 Operating Partnership Units at an aggregate price of $8,450,000 (assuming a tender of all 650,000 Series 60 Operating Partnership Units sought), Offerors will need an aggregate of $43,550,000 to fund the purchases. The Offerors state in their Schedule TO that they have approximately $58,000,000 in total assets, but not all in cash, at their disposal to fund payment to tendering Unitholders. No guarantee is provided that Offerors will have the cash necessary to fund the Offer Consideration.

•	The Offer requires each Unitholder to submit to the personal jurisdiction of the State of California, and any dispute by a Unitholder must be pursued only in a California arbitration under California law. For virtually all Unitholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Based on the experience of ESRO, disputes can occur with investors in tender offers.

•	MacKenzie Patterson Fuller, LP will be acting as depositary in connection with the Offer and will hold the Units tendered before they are purchased. This may mean that the buyers in the Offer may have access to the Units before all conditions to the Offer have been satisfied. Although the buyers would not have rights in the Units prior to their acceptance of the Units for payment, any dispute concerning the Offer would, as indicated above, be required to be arbitrated in California.

In view of the number of reasons and complexity of these matters, ESRO did not find it practicable, nor did it attempt, to quantify, rank or otherwise assign relative weight to the specific reasons considered.

(c) Intent to Tender

Each of the executive officers named in Items 3 herein owns Units on behalf of himself or members of his family. None of such persons intends to tender to the Offerors any of the Units owned by him or over which he has dispositive power. No other executive officer, director or affiliate owns any Units.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

ESRO has not directly or indirectly employed, or agreed to compensate, any person to make solicitations or recommendations in connection with the Offer to Purchase.

Item 6.	Interest in Securities of the Subject Company.

No sale transactions in the Units have been effected during the past 60 days by ESRO or, to ESRO’s knowledge after reasonably inquiry, any of ESRO’s affiliates.

Item 7.	Purposes of the Transaction and Plans or Proposals.

ESRO is not currently undertaking or engaged in any negotiation in response to the Offer to Purchase that relates to: (i) a tender offer for or other acquisition of securities by ESRO or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving ESRO; (iii) a purchase, sale or transfer of a material amount of assets by ESRO; or (iv) any material change in the present indebtedness, capitalization or distribution policy of ESRO.

Except for the contemplated issuer exchange offer described in the next paragraph, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into by ESRO in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Independent of the Offer, ESRO currently intends to engage in an issuer exchange offer to all holders of ESRO’s operating partnership units to exchange their common units for new preferred units which will bear a higher current dividend rate than the current distribution rate of the Units. Any such issuer exchange offer will be subject to certain limits and conditions, which will be described in an offer to purchase. We expect any such exchange offer to commence within a month.

Although ESRO has a current intention to conduct such an issuer exchange offer, there is no assurance that such transaction will be completed, and the terms of any such exchange will be determined by Empire State Realty Trust, Inc.’s Board of Directors, on behalf of ESRO, prior to commencement of such exchange.

This filing is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of ESRO. The exchange offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that ESRO intends to distribute to its unitholders and file with the SEC. The full details of the exchange offer, including complete instructions on how to tender units, will be included in the offer to purchase, the letter of transmittal and other related materials, which ESRO will distribute to unitholders and file with the SEC upon commencement of the tender offer. Unitholders are urged to carefully read the offer to purchase, the letter of transmittal and other related materials when they become available because they will contain important information, including the terms and conditions of the exchange offer. Unitholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that ESRO files with the SEC by going to the SEC’s website at http://www.sec.gov or by calling the person who will be identified for that purpose in the materials filed with the SEC at the commencement of the exchange offer. In addition, unitholders may obtain free copies of the ESRO’s filings with the SEC from ESRT’s website at http://www.empirestaterealtytrust.com.

Item 8.	Additional Information to be Furnished.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Certain statements contained in this Schedule 14D-9 includes “forward looking statements”. Forward-looking statements may be identified by the use of words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “would” or “anticipates” or the negative of these words and phrases or similar words or phrases. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: the factors included in the ESRO’s Annual Report on Form 10-K for the year ended December 31, 2013, including those set forth under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties.” While forward-looking statements reflect ESRO’s good faith beliefs, they are not guarantees of future performance. ESRO disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. For a further discussion of these and other factors that could impact ESRO’s future results, performance or transactions, see the section entitled “Risk Factors” in ESRO’s Annual Report on Form 10-K for the year ended December 31, 2013, and other risks described in documents subsequently filed by ESRO from time to time with the SEC. Unitholders should not place undue reliance on any forward-looking statements, which are based only on information currently available to ESRO (or to third parties making the forward-looking statements).

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Letter of ESRO to holders of Units, dated May 8, 2014.

(e)(1)*	Form of Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P., dated as of October 1, 2013 (incorporated by reference to Exhibit No. 10.15 to ESRO’s Annual Report on Form 10-K filed on March 24, 2014).

(e)(2)*	ESRT’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 25, 2014.

*	Incorporated by reference as provided in Item 3.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE STATE REALTY OP, L.P. By: EMPIRE STATE REALTY TRUST, INC., its general partner

By:	/s/ Thomas N. Keltner, Jr.
Name: Thomas N. Keltner, Jr.
Title: Executive Vice President and General Counsel

Dated: May 8, 2014